UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-33803

Western Liberty Bancorp

(Exact name of registrant as specified in its charter)

c/o Western Alliance Bancorporation

One E. Washington Street

Phoenix, Arizona 85004

Telephone number: (602) 389-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, $0.0001 par value—One

Pursuant to the requirements of the Securities Exchange Act of 1934, Western Alliance Bancorporation, as successor by merger to Western Liberty Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

/s/ Dale Gibbons
Date:	November 1, 2012	By:	Dale Gibbons
Executive Vice President and Chief Financial Officer